FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 2 January 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Director/PDMR Shareholding
2. Director/PDMR Shareholding
3. Director/PDMR Shareholding
4. Director/PDMR Shareholding
5. Director/PDMR Shareholding
6. Total Voting Rights
7. Director/PDMR Shareholding
8. Director/PDMR Shareholding




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  2 January 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Director/PDMR Shareholding
2.                          Director/PDMR Shareholding
3.                          Director/PDMR Shareholding
4.                          Director/PDMR Shareholding
5.                          Director/PDMR Shareholding
6.                          Total Voting Rights
7.                          Director/PDMR Shareholding
8.                          Director/PDMR Shareholding

Exhibit No. 1

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 5 December 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on that date the Trust had sold 50,000 ordinary shares of 25p each at a price of 500.02p per share to satisfy the exercise of options under the Company's Long Term Incentive Plan.

The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 50,000 following the disposal.

Neither Willie Walsh nor Keith Williams has sold shares personally.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 2

                      British Airways Plc (the "Company")

 Employee Share Schemes - Announcement of transaction in ordinary shares of 25p each.

Exercise of options

The Company announces that on 7 December 2006 it was notified that, on 6 December 2006, options to acquire ordinary shares of 25p each in the capital of the Company granted under the Share Option Plan 1999 had been exercised by executive directors and/or persons discharging managerial responsibility ("PDMR ") as detailed in the table below.


Table 1

Name                      Director/PDMR             Number of shares          Option price
Geoffrey Want             PDMR                      100,636                   157p



The Company also received notification that the directors and/or PDMRs listed below sold ordinary shares of 25p each in the capital of the Company on the London Stock Exchange as set out in the following table:


Table 2

Name                Director/PDMR           Number of shares     Sale price          Date of sale
Geoffrey Want       PDMR                    100,636              499.50p             6.12.06



This announcement is made following notifications under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119

Exhibit No. 3

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 12 December 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 11 December the Trust had sold 24,092 ordinary shares of 25p each at a price of 507.87p per share to satisfy the exercise of options under the Company's Long Term Incentive Plan.

The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 24,092.

Neither Willie Walsh nor Keith Williams has sold shares personally.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 4

                      British Airways Plc (the "Company")

 Employee Share Schemes - Announcement of transaction in ordinary shares of 25p each.

Exercise of options

The Company announces that on 15 December 2006 it was notified that, on 14 December 2006, options to acquire ordinary shares of 25p each in the capital of the Company granted under the Company's Long Term Incentive Plan 1996 had been exercised by executive directors and/or persons discharging managerial responsibility ("PDMR") as detailed in the table below.

Table 1

Name                      Director/PDMR             Number of shares          Option price
Gareth Kirkwood           PDMR                      40,693                    Nil cost



The Company also received notification that the directors and/or PDMRs listed below each sold ordinary shares of 25p each in the capital of the Company on the London Stock Exchange as set out in the following table:


Table 2

Name                Director/PDMR           Number of shares     Sale price          Date of sale
Gareth Kirkwood     PDMR                    40,693               520.50p             14.12.2006

Sale of shares by employee trust

The Company also received notification that on 14 December 2006 the Trust disposed of 40,693 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. Willie Walsh and Keith Williams, executive directors of the Company, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares held by the Trust in which the directors are interested decreased by 40,693 following the disposal.


Neither Willie Walsh nor Keith Williams has sold shares personally.


This announcement is made following notifications under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119

Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Chumpol NaLamlieng



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Chumpol NaLamlieng



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Zeban Nominees



8 State the nature of the transaction



Share Purchase



9. Number of shares, debentures or financial instruments relating to shares acquired



10,000 ordinary shares of 25p each



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



n/a



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



n/a



13. Price per share or value of transaction



520.635p



14. Date and place of transaction



18 December  2006 -London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



10,000 ordinary shares of 25p each



16. Date issuer informed of transaction



19 December 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

20 December 2006

Exhibit No. 6

               British Airways Plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, British Airways Plc ("BA") gives notice that its capital consists of
1,149,381,381 ordinary 25p shares with voting rights.   As BA does not hold any
ordinary shares in Treasury its total number of voting rights equals its capital.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BA under the FSA's Disclosure and Transparency Rules.





Alan Buchanan

Company Secretary

21 December 2006

Exhibit No. 7

                      British Airways Plc (the "Company")

          Announcement of transaction in ordinary shares of 25p each.

Sale of Shares by connected person

The Company announces that on 20 December 2006 it was notified that, on 12 December 2006, Alison Kirkwood (a person connected, within the meaning of the Disclosure Rules, to Gareth Kirkwood, a person discharging managerial responsibility) sold 4768 ordinary shares of 25p each in the capital of the Company for 506.08 pence per share. This announcement is made following notification under Disclosure Rule 3.1.2.



Alan Buchanan

Company Secretary

Exhibit No. 8

                      British Airways Plc (the "Company")

 Employee Share Schemes - Announcement of transaction in ordinary shares of 25p each.

Exercise of options

The Company announces that on 22 December 2006 it was notified that, on 21 December 2006, options to acquire ordinary shares of 25p each in the capital of the Company granted under the Company's Long Term Incentive Plan 1996 and Share Option Plan 1999 had been exercised by executive directors and/or persons discharging managerial responsibility ("PDMR") as detailed in the table below.


Table 1

Name                        Director/PDMR          Number of shares          Option price
Lloyd Cromwell Griffiths    PDMR                   97,147                    Nil cost
Lloyd Cromwell Griffiths    PDMR                   127,388                   157p
Lloyd Cromwell Griffiths    PDMR                   48,461                    321p
Lloyd Cromwell Griffiths    PDMR                   29,473                    380p
Lloyd Cromwell Griffiths    PDMR                   23,096                    394p



The Company also received notification that the directors and/or PDMRs listed below each sold ordinary shares of 25p each in the capital of the Company on the London Stock Exchange as set out in the following table:


Table 2

Name                        Director/PDMR   Number of shares     Sale price          Date of sale
Lloyd Cromwell Griffiths    PDMR            97,147               521.44p             21.12.06
Lloyd Cromwell Griffiths    PDMR            127,388              521.44p             21.12.06
Lloyd Cromwell Griffiths    PDMR            48,461               521.44p             21.12.06
Lloyd Cromwell Griffiths    PDMR            29,473               521.44p             21.12.06
Lloyd Cromwell Griffiths    PDMR            23,096               521.44p             21.12.06

Sale of shares by employee trust

The Company also received notification that on 21 December 2006 the Trust disposed of 97,147 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. Willie Walsh and Keith Williams, executive directors of the Company, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares held by the Trust in which the directors are interested decreased by 97,147 following the disposal.

Neither Willie Walsh nor Keith Williams has sold shares personally.





This announcement is made following notifications under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119